Mail Stop 6010
Via Facsimile and U.S. Mail


July 21, 2005

Mr. Richard Hunt
Chief Financial Officer
Neighborcare, Inc.
601 East Pratt Street, 3rd Floor
Baltimore, Maryland 21202

      Re:	Neighborcare, Inc.
		Form 10-K for the fiscal year ended September 30, 2004
		Filed January 21, 2005
		File No. 000-33217

Dear Mr. Hunt:

      We have limited our review of your filing to those issues addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2004

Item 1:  Business

1. We believe your disclosures regarding "Revenue Sources" could be improved as it relates to collecting co-payments. Please tell us your policy for collecting co-payments.

Item 7: Management`s Discussion and Analysis of Operations and
Financial Condition
Results of Operations


Reasons for Non-GAAP Financial Disclosure, page 44
2. Please refer to your disclosure of the non-GAAP financial measures
EBITDA and EBITDA as a % of net revenue in Selected Financial Data and EBITDA in your discussion of Segment Results. The elimination of recurring items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-
GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. In addition, we note that the items you exclude have the following attributes.

	?	there is a past pattern of these items occurring in each
reporting period;
?	the financial impact of these items will not disappear or
become
immaterial in the future; and,
?	there is no unusual reason that the company can substantiate to
identify the special nature of these items.
These attributes raise significant questions about management`s assertions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10(e) of
Regulation S-K.  Please refer to Questions 8 and 9 of "Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please explain to us how your disclosure complies with Item 10(e) of Regulation S-K.
3. Further, you disclose that you use EBITDA as a financial measure to assess the performance of your business and operating segments. Please tell us why EBITDA is disclosed as an operating segment financial measure in MD&A and not in Note 19, Segment Information. Please explain to us how you plan to correct this inconsistency.

Liquidity and Capital Resources, page 51

4. Please provide us information in disclosure-type format to help us evaluate the adequacy of your disclosure of the steps you take in collecting accounts receivable, when a receivable is recorded as a bad debt and when a write off is recorded including the threshold (amount and age) for account balance write-offs.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements
Significant Accounting Policies
Revenue Recognition/Contractual Allowances, page 55

5. We believe that your disclosures as it relates to contractual adjustments and receivables could be improved. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a) For each period presented, provide the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for the fiscal year ended 2004, this amount would represent the amount of the difference between the 2003 estimates of contractual adjustments recorded for unsettled amounts and the actual settlement amount (or new estimate if not settled) recorded during 2004.

b) Please quantify the reasonably possible effects that a change in estimate of contractual adjustments on unsettled amounts as of the latest balance sheet date could have on financial position and operations.

c) Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, clarify how this affects your ability to estimate your allowance for bad debts.

d) If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending) that are classified outside of self-pay, explain why this classification is appropriate. In addition, please explain the balances of such amounts, where they have been classified in your aging buckets (by age and payor classification), and the historical percentage of amounts that get reclassified into self-pay.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jason Lawson, Staff Accountant, at (202)
551-
3166 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608
if
you have questions regarding the comments. Please contact me at
(202)
551-3679 with any other questions.

								Sincerely,



								Jim B. Rosenberg
						Senior Assistant Chief
						Accountant
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Mr. Richard Hunt
Neighborcare, Inc.
July 21, 2005
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